Filed pursuant to Rule 424(b)(3)
Registration No. 333-264232
PROSPECTUS SUPPLEMENT No. 2
(to Prospectus dated May 16, 2022)

LEAFLY HOLDINGS, INC.

10,451,087 SHARES OF COMMON STOCK UNDERLYING WARRANTS
16,542,564 SHARES OF COMMON STOCK
2,495,997 SHARES OF COMMON STOCK UNDERLYING CONVERTIBLE NOTES
3,950,311 PRIVATE WARRANTS

This prospectus supplement updates and supplements the prospectus dated May 16, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-264232). This prospectus supplement is being filed to update and supplement the information in the Prospectus and in the related prospectus supplement dated May 18, 2022, under “Selling Securityholders” with the information contained herein.

This Prospectus and this prospectus supplement relate to the issuance by us of up to 10,451,087 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Leafly Holdings, Inc. (formerly known as Merida Merger Corp. I), a Delaware corporation (the “Company”), that are issuable upon the exercise of up to 6,500,776 Public Warrants (as defined in the Prospectus), originally issued in the initial public offering of units of Merida (as defined in the Prospectus) at a price of $10.00 per unit, with each unit consisting of one share of Class A common stock and one-half of one Public Warrant and (B) the exercise of up to 3,950,311 Private Warrants (as defined in the Prospectus) issued in a private placement at a price of $1.00 per warrant simultaneously with Merida’s initial public offering.

In addition, the Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to (A) 16,542,564 shares of Common Stock (the “Total Resale Shares”), which includes (i) 9,234,865 shares of Common Stock issued in connection with the Business Combination (as defined in the Prospectus) by certain Selling Securityholders named in this prospectus, which shares were originally issued to holders of Legacy Leafly’s common and preferred stock, and were automatically converted into the right to receive a number of shares of Merida’s common stock at the Exchange Ratio (as defined below); (ii) 3,237,388 Sponsor Shares (as defined in the Prospectus) originally issued at a price of approximately $0.009 per share; (iii) 120,000 Representative Shares (as defined in the Prospectus) originally issued at a price of approximately $0.0001 per share; and (iv) 3,950,311 shares of Common Stock that may be issued upon exercise of Private Warrants (as defined in the Prospectus) referred to in clause (C); (B) 2,495,997 shares of Common Stock reserved for issuance upon the conversion of $30,000,000 aggregate principal amount of Convertible Notes (as defined in the Prospectus) plus the amount of accrued and unpaid interest, if any, that is payable in shares of Common Stock in connection with the conversion thereof with an initial conversion price of $12.50 per share; and (C) 3,950,311 Private Warrants purchased at a price of $1.00 per warrant, from time to time, pursuant to the Prospectus. We will not receive any proceeds from the sale of shares of our Common Stock or Warrants by the Selling Securityholders pursuant to this prospectus, except with respect to amounts received by us upon exercise of the Warrants to the extent such Warrants are exercised for cash, which amount of aggregate proceeds, assuming the exercise of all Warrants, could be up to approximately $120.2 million.. However, we will pay the expenses, other than underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the securities, associated with the sale of securities pursuant to this prospectus.

Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information in the section entitled “Plan of Distribution.” In addition, certain of the securities being registered hereby are subject to vesting and/or transfer restrictions that may prevent the Selling Securityholders from offering or selling of such securities upon the effectiveness of the registration statement of which this prospectus is a part. See “Description of the Securities” for more information.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities. Our Common Stock and Warrants are traded on the Nasdaq Global Market of the Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “LFLY” and “LFLYW,” respectively. On June 17, 2022, the last reported sale price of our Common Stock on Nasdaq was $6.18 per share and the last reported sale price of our Warrants on Nasdaq was $0.98.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any subsequent amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. The information in this prospectus supplement modifies and supersedes, in part, the information in the Prospectus. Any information in the Prospectus that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this prospectus supplement. You should not assume that the information provided in this prospectus supplement or the Prospectus is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus is correct as of any time after the date of that information.

We are an “emerging growth company” and a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is June 21, 2022.

SELLING SECURITYHOLDERS

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we and the Selling Securityholders may, from time to time, issue, offer and sell, as applicable, any combination of the securities described in this prospectus in one or more offerings. We may use the shelf registration statement to issue up to an aggregate of 10,451,087 shares of Common Stock issuable by us upon (A) the exercise of 6,500,776 Public Warrants originally issued in the initial public offering of units of Merida at a price of $10.00 per unit, with each unit consisting of one share of Class A common stock and one-half of one Public Warrant and (B) the exercise of up to 3,950,311 Private Warrants issued in a private placement at a price of $1.00 per warrant simultaneously with Merida’s initial public offering.

The Selling Securityholders may use the shelf registration statement to sell up to (A) 16,542,564 shares of Common Stock, which includes (i) 9,234,865 shares of Common Stock issued in connection with the Business Combination by certain Selling Securityholders named in this prospectus, which shares were originally issued to holders of Legacy Leafly’s common and preferred stock, and were automatically converted into the right to receive a number of shares of Merida’s common stock at the Exchange Ratio; (ii) 3,237,388 Sponsor Shares originally issued at a price of approximately $0.009 per share; (iii) 120,000 Representative Shares originally issued at a price of approximately $0.0001 per share; and (iv) 3,950,311 shares of Common Stock that may be issued upon exercise of Private Warrants referred to in clause (C); (B) 2,495,997 shares of Common Stock reserved for issuance upon the conversion of $30,000,000 aggregate principal amount of Convertible Notes plus the amount of accrued and unpaid interest, if any, that is payable in shares of Common Stock in connection with the conversion thereof with an initial conversion price of $12.50 per share; and (C) 3,950,311 Private Warrants, originally issued at a price of $1.00 per warrant, from time to time, through any means described in the section entitled “Plan of Distribution.” More specific terms of any securities that the Selling Securityholders offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the Common Stock and/or Warrants being offered and the terms of the offering. The Selling Securityholders may from time to time offer and sell any or all of the Common Stock set forth below pursuant to this prospectus and any accompanying prospectus supplement. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and their permitted transferees who later come to hold any of the Selling Securityholders’ interest in the Common Stock in accordance with the terms of the agreement(s) governing the registration rights applicable to such Selling Securityholder’s Common Stock.

The following table sets forth, as of the date of this prospectus, the names of the Selling Securityholders, the aggregate number of Common Stock and/or Warrants beneficially owned prior to the sale of the securities offered hereby by the Selling Securityholders, the aggregate number of Common Stock and/or Warrants that the Selling Securityholders may offer pursuant to this prospectus and the number of Common Stock and/or Warrants beneficially owned by the Selling Securityholders after the sale of the securities offered hereby.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the tables have sole voting and sole investment power with respect to all securities that they beneficially own, subject to community property laws where applicable.

The beneficial ownership of our Common Stock is based on 42,989,649 shares of Common Stock issued and outstanding as of June 17, 2022. The beneficial ownership of our Warrants is based on 10,451,087 Warrants outstanding as of June 17, 2022.

We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such Common Stock and/or Warrants. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Common Stock and/or Warrants in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Securityholders will have sold all of the securities covered by this prospectus upon the completion of the offering.

Selling Securityholder information for each additional Selling Securityholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Securityholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Securityholder and the number of shares registered on its behalf. A Selling Securityholder may sell or otherwise transfer all, some or none of such shares in this offering. See “Plan of Distribution.”

Unless otherwise noted, the business address of each of those listed in the table is c/o Leafly Holdings, Inc., 111 S. Jackson Street, Suite 531, Seattle, WA 98104.

	Securities Beneficially Owned Prior to this Offering			Securities to be Registered in this Offering (1)		Securities to be Beneficially Owned After this Offering
Name of Selling Securityholder	Common Stock (2)		Warrants (3)	Common Stock (2)	Warrants (3)	Common Stock (2)	% (17)	Warrants (3)	% (18)
Merida Holdings, LLC (4)	6,189,864		3,018,262	6,189,864	3,018,262	0	—%	0	—%
Brendan Kennedy (5)	4,229,121		0	4,229,121	0	0	—%	0	—%
Michael Blue (6)	2,927,772		0	2,927,772	0	0	—%	0	—%
Entities affiliated with Cohanzick (7)	2,833,497		300,000	2,833,497	300,000	0	—%	0	—%
Meteora Capital (8)	2,041,292		0	2,041,292	0	0	—%	0	—%
Meteora Capital, LLC (9)	714,447		0	28,286	0	686,161	1.6%	0	—%
Entities affiliated with EarlyBird Capital, Inc. (10)	674,549		632,049	674,549	632,049	0	—%	0	—%
Echelon Wealth Partners Inc. (11)	24,000		0	24,000	0	0	—%	0	—%
Yoko Miyashita (12)	669,733	(13)	0	23,402	0	0	—%	0	—%
Samuel Martin (14)	253,215	(15)	0	13,278	0	0	—%	0	—%
David Nussbaum (16)	12,500		0	12,500	0	0	—%	0	—%
Edward Kovary (16)	12,500		0	12,500	0	0	—%	0	—%
Steven Levine (16)	12,500		0	12,500	0	0	—%	0	—%
Marc Van Tricht (16)	3,500		0	3,500	0	0	—%	0	—%
Mike Powell (16)	3,500		0	3,500	0	0	—%	0	—%
Mauro Conijeski (16)	1,500		0	1,500	0	0	—%	0	—%
Robert Gladstone (16)	1,500		0	1,500	0	0	—%	0	—%
Eileen Moore (16)	1,500		0	1,500	0	0	—%	0	—%
Amy Kaufmann (16)	1,000		0	1,000	0	0	—%	0	—%
Jillian Carter (16)	1,000		0	1,000	0	0	—%	0	—%
Tracy Fezza (16)	500		0	500	0	0	—%	0	—%
Joseph Mongiello (16)	500		0	500	0	0	—%	0	—%
Coleen McGlynn (16)	500		0	500	0	0	—%	0	—%
Jacqueline Chang (16)	500		0	500	0	0	—%	0	—%
Gleeson Cox (16)	500		0	500	0	0	—%	0	—%
(1)    The amounts set forth in this column are the number of Common Stock and Private Warrants that may be offered for sale from time to time by each Selling Securityholder using this prospectus. These amounts do not represent any other shares of our Common Stock or Warrants that the Selling Securityholder may own beneficially or otherwise.
(2)    Represents our Common Stock, including Common Stock underlying the Private Warrants, options, restricted stock units and the Convertible Notes.
(3)    Represents the Private Warrants.
(4)    Represents securities held by Merida Holdings, LLC, of which each of Messrs. Lee, Baruchowitz, Monat and Nannetti is a managing member.
Each individual has one vote, and the approval of three of the four managing members is required for approval of an action of the entity. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. Based on the foregoing, no individual of the committee exercises voting or dispositive control over any of the securities held by such entity, even those in which he directly owns a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares. The 6,189,864 shown in the table reflects 3,018,262 Private Warrants discussed in note (1) to this table plus (i) 1,546,408 Sponsor Shares (after reflecting the transfer of 30,803 Sponsor Shares pursuant to the Share Transfer, Non-Redemption and Forward Purchase Agreements and the 37,500 Sponsor Shares pursuant to the Convertible Note Purchase Agreement and the forfeiture of 13,000 Sponsor Shares pursuant to the Side Letter) and (ii) 1,625,194 Sponsor Shares subject to additional vesting conditions, as described elsewhere in this prospectus. This row does not reflect the potential cancellation of up to 26,000 Sponsor Shares on the date that is three months following the Closing Date, pursuant to the Side Letter. The business address of Merida Holdings, LLC is 641 Lexington Avenue, 18th Floor, New York, NY, 10022.
(5)    Includes (i) 4,097,602 shares of Common Stock held directly by Brendan Kennedy and (ii) 131,519 shares of Common Stock held directly by Cavendish Privateers LLC. Mr. Kennedy is the sole member of Cavendish Privateers LLC and has sole voting and investment power with respect to the shares held by Cavendish Privateers LLC.
(6)    Mr. Blue is a director of the Company.
(7)    Shares registered for resale include (i) 602,784 shares of Common Stock issuable upon conversion of $7,245,000 principal amount of Convertible Notes purchased by CrossingBridge Low Duration High Yield Fund, (ii) 706,950 shares of Common Stock issuable upon conversion of $8,497,000 principal amount of Convertible Notes purchased by Destinations Low Duration Fixed Income Fund, (iii) 55,328 shares of Common Stock issuable upon conversion of $665,000 principal amount of Convertible Notes purchased by Leaffilter North Holdings Inc., (iv) 102,502 shares of Common Stock issuable upon conversion of $1,232,000 principal amount of Convertible Notes purchased by OlsonUbben LLC, (v) 591,468 shares of Common Stock issuable upon conversion of $7,109,000 principal amount of Convertible Notes purchased by Destinations Global Fixed Income Opportunities, Fund, (vi) 346,361 shares of Common Stock issuable upon conversion of $4,163,000 principal amount of Convertible Notes purchased by RiverPark Strategic Income Fund and (vii) 90,604 shares of Common Stock issuable upon conversion of $1,089,000 principal amount of Convertible Notes purchased by CrossingBridge Ultra Short Duration Fund. Share amounts represent the maximum conversion rate of 80 shares of Common Stock per $1,000 principal amount of Convertible Notes, which is equivalent to a conversion price of approximately $12.50 per share, plus any accrued and unpaid interest which may be payable to the holder of Convertible Notes, rounded down to the nearest whole share, per the Convertible Note Purchase Agreement.
Shares registered for resale also include: (i) 9,057 shares of Common Stock transferred by the Sponsor to CrossingBridge Low Duration High Yield Fund, (ii) 10,621 shares of Common Stock transferred by the Sponsor to Destinations Low Duration Fixed Income Fund, (iii) 831 shares of Common Stock transferred by the Sponsor to Leaffilter North Holdings Inc., (iv) 1,540 shares of Common Stock transferred by the Sponsor to OlsonUbben LLC, (v) 8,886 shares of Common Stock transferred by the Sponsor to Destinations Global Fixed Income Opportunities, Fund, (vi) 5,204 shares of Common Stock transferred by the Sponsor to RiverPark Strategic Income Fund and (vii) 1,361 shares of Common Stock transferred by the Sponsor to CrossingBridge Ultra Short Duration Fund; each transfer was made in connection with the Convertible Note Purchase Agreement.
Warrants registered for resale include (i) 72,450 Private Warrants transferred by the Sponsor to CrossingBridge Low Duration High Yield Fund, (ii) 84,970 Private Warrants transferred by the Sponsor to Destinations Low Duration Fixed Income Fund, (iii) 6,650 Private Warrants transferred by the Sponsor to Leaffilter North Holdings Inc., (iv) 12,320 Private Warrants transferred by the Sponsor to OlsonUbben LLC, (v) 71,090 Private Warrants transferred by the Sponsor to Destinations Global Fixed Income Opportunities, Fund, (vi) 41,630 Private Warrants transferred by the Sponsor to RiverPark Strategic Income Fund and (vii) 10,890 Private Warrants transferred by the Sponsor to CrossingBridge Ultra Short Duration Fund; each transfer was made in connection with the Convertible Note Purchase Agreement.
Cohanzick Management, LLC is the Investment Adviser to RiverPark Strategic Income Fund, Leaffilter North Holdings, Inc. and OlsonUbben LLC. CrossingBridge Advisors, LLC (a wholly owned subsidiary of Cohanzick Management, LLC) is the Investment Adviser to CrossingBridge Low Duration High Yield Fund, CrossingBridge Ultra Short Duration Fund, Destinations Low Duration Fixed Income Fund and Destinations Global Fixed Income Opportunities Fund. David K. Sherman is the Managing Member of Cohanzick Management, LLC. The business address for Cohanzick Management, LLC and CrossingBridge Advisors, LLC is 427 Bedford Road Suite 230, Pleasantville, New York 10570.
(8)    Consists of (i) 276,779 shares of Common Stock held by Merida Capital Partners III LP, (ii) 1,025,969 shares of Common Stock held by Merida Capital Partners III QP LP, (iii) 45,844 shares of Common Stock held by Merida Capital Partners III Offshore, (iv) 43,187 shares of Common Stock held by Merida Capital Partners III AI LP, and (v) 649,513 shares of Common Stock held by Merida Capital Partners IV LP. The business address of Merida Capital Partners III LP is 178 Columbus Avenue, Suite 230018, New York, NY 10023.
(9)    Includes (i) 28,286 Sponsor Shares held by Meteora Capital, LLC, (ii) 154,578 shares of Common Stock held by Meteora Special Opportunity Fund I, LP and (iii) 531,583 shares of Common Stock held by Meteora Capital Partners, LP. Meteora Capital, LLC, a Delaware limited liability company serves as investment manager to the foregoing funds indicated. The business address of Meterora Capital, LLC is 840 Park Drive East, Boca Raton, FL 33444.
(10)    Consists of (i) 42,500 shares of Common Stock held by EBC Holdings, Inc. and (ii) 632,049 shares of Common Stock issuable upon the exercise of Private Warrants held by EarlyBirdCapital, Inc. The persons with voting or investment power over the Private Warrants held by EarlyBirdCapital, Inc. are David Nussbaum, Steven Levine, Amy Kaufmann and Michelle Pendergast. The persons with voting or investment power over the shares held by EBC Holdings, Inc. are David Nussbaum, Steven Levine, Amy Kaufmann and Michelle Pendergast. EarlyBirdCapital, Inc. is a broker-dealer. EBC Holdings, Inc. is the parent company of the broker-dealer. The business address for EarlyBirdCapital, Inc. and EBC Holdings, Inc. is One Huntington Quadrangle 4C18, Melville, NY 11747.
(11)    Echelon Wealth Partners, Inc. acted as an agent in the Company’s November 2019 initial public offering in Canada. The business address for Echelon Wealth Partners Inc. is Brookfield Place, 181 Bay Street, Suite 2500, Toronto, Ontario, M5J 2T3.

(12)    Ms. Miyashita is the Chief Executive Officer and a director of the Company.
(13)    Includes (i) 23,402 shares of Common Stock, (ii) 406,927 shares subject to stock options that are fully vested or vest within 60 days (excluding those in (iii)), and (iii) 239,404 shares subject to stock options that vested immediately upon closing of the Mergers, as discussed in the section titled “Executive Compensation — Option Award Granted to Yoko Miyashita.”
(14)    Mr. Martin is the Chief Operating Officer of the Company.
(15)    Includes (i) 13,278 shares of Common Stock, (ii) 65,666 RSUs that were promised to Mr. Martin, which will be immediately vested upon grant, which is anticipated to occur within 60 days, subject to approval of the awards by the Leafly board of directors, and (iii) 174,271 stock options that are fully vested or vest within 60 days.
(16)    The business address for each of these individuals is c/o EarlyBirdCapital, Inc., One Huntington Quadrangle 4C18, Melville, NY 11747.
(17)    Percentage of class of shares if greater than 1%, based on 42,989,649 shares of Common Stock outstanding as of June 17, 2022.
(18)    Percentage of class of Warrants if greater than 1%, based on 10,451,087 Warrants outstanding as of June 17, 2022.
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